                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             STARWOOD FINANCIAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   85569R 104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Marjorie L. Reifenberg
                                 General Counsel
                   Lazard Freres Real Estate Investors L.L.C.
                              30 Rockefeller Center
                            New York, New York 10020
                                 (212) 632-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box. /X/

                         (Continued on following pages)

                              (Page 1 of 31 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

-------------------------------------------------                       ----------------------------------------------
              CUSIP No. 85569R 104                        13D                        Page 2 of 31 Pages
-------------------------------------------------                       ----------------------------------------------

----------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Lazard Freres Real Estate Fund II L.P.
----------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                            (a) / /
                                                                                                            (b) / /
----------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                PF
----------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                                                                / /
----------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
----------------------------------------------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
    NUMBER OF
                            - 0 -
     SHARES
                 -----------------------------------------------------------------------------------------------------
                    8     SHARED VOTING POWER
   BENEFICIALLY
                            2,975,400
     OWNED BY
                 -----------------------------------------------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
       EACH
                            - 0 -
    REPORTING
                 -----------------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
      PERSON
                            2,975,400
       WITH
----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,975,400
----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                / /

----------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.3 %
----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                PN
----------------------------------------------------------------------------------------------------------------------

-------------------------------------------------                       ----------------------------------------------
              CUSIP No. 85569R 104                        13D                        Page 3 of 31 Pages
-------------------------------------------------                       ----------------------------------------------
----------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Lazard Freres Real Estate Offshore Fund II L.P.
----------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                            (a) / /
                                                                                                            (b) / /
----------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                PF
----------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                                                                / /
----------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
----------------------------------------------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
    NUMBER OF
                            - 0 -
     SHARES
----------------------------------------------------------------------------------------------------------------------
                    8     SHARED VOTING POWER
   BENEFICIALLY
                            1,881,512
     OWNED BY
                 -----------------------------------------------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
       EACH
                            - 0 -
    REPORTING
                 -----------------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
      PERSON
                            1,881,512
       WITH
----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,881,512
----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                / /

----------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                2.1%
----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                PN
----------------------------------------------------------------------------------------------------------------------

-------------------------------------------------                       ----------------------------------------------
              CUSIP No. 85569R 104                        13D                        Page 4 of 31 Pages
-------------------------------------------------                       ----------------------------------------------
----------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                LF Offshore Investment, L.P.
----------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                            (a) / /
                                                                                                            (b) / /
----------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                --
----------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                                                                / /
----------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
----------------------------------------------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
    NUMBER OF
                            - 0 -
     SHARES
                 -----------------------------------------------------------------------------------------------------
                   8     SHARED VOTING POWER
   BENEFICIALLY
                            1,143,088
     OWNED BY
                 -----------------------------------------------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER
       EACH
                            - 0 -
    REPORTING
                 -----------------------------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
      PERSON
                            1,143,088
       WITH
----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,143,088
----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                / /

----------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.3%
----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                PN
----------------------------------------------------------------------------------------------------------------------

-------------------------------------------------                       ----------------------------------------------
              CUSIP No. 85569R 104                        13D                        Page 5 of 31 Pages
-------------------------------------------------                       ----------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Lazard Freres Real Estate Investors L.L.C.
----------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                            (a) / /
                                                                                                            (b) / /
----------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                --
----------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                                                                / /
----------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
----------------------------------------------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
    NUMBER OF
                            - 0 -
     SHARES
                 -----------------------------------------------------------------------------------------------------
                   8     SHARED VOTING POWER
   BENEFICIALLY
                            2,975,400
     OWNED BY
                 -----------------------------------------------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER
       EACH
                            - 0 -
    REPORTING
                 -----------------------------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
      PERSON
                            2,975,400
       WITH
----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,975,400
----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                / /

----------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.3 %
----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                OO (limited liability company)
----------------------------------------------------------------------------------------------------------------------

-------------------------------------------------                       ----------------------------------------------
              CUSIP No. 85569R 104                        13D                        Page 6 of 31 Pages
-------------------------------------------------                       ----------------------------------------------
----------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                LF Real Estate Investors Company
----------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                            (a) / /
                                                                                                            (b) / /
----------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                --
----------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                                                                / /
----------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Cayman Islands
----------------------------------------------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
    NUMBER OF
                            - 0 -
     SHARES
                 -----------------------------------------------------------------------------------------------------
                   8     SHARED VOTING POWER
   BENEFICIALLY
                            3,024,600
     OWNED BY
                 -----------------------------------------------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER
       EACH
                            - 0 -
    REPORTING
                 -----------------------------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
      PERSON
                            3,024,600
       WITH
----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,024,600
----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                / /

----------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.4 %
----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                OO
----------------------------------------------------------------------------------------------------------------------

-------------------------------------------------                       ----------------------------------------------
              CUSIP No. 85569R 104                        13D                        Page 7 of 31 Pages
-------------------------------------------------                       ----------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Lazard Freres & Co. LLC
----------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                            (a) / /
                                                                                                            (b) / /
----------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                --
----------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                                                                / /
----------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
----------------------------------------------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
    NUMBER OF
                            - 0 -
     SHARES
                 -----------------------------------------------------------------------------------------------------
                   8     SHARED VOTING POWER
   BENEFICIALLY
                            2,975,400
     OWNED BY
                 -----------------------------------------------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER
       EACH
                            - 0 -
    REPORTING
                 -----------------------------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
      PERSON
                            2,975,400
       WITH
----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,975,400
----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                / /

----------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.3 %
----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                OO (limited liability company)
----------------------------------------------------------------------------------------------------------------------

-------------------------------------------------                       ----------------------------------------------
              CUSIP No. 85569R 104                        13D                        Page 8 of 31 Pages
-------------------------------------------------                       ----------------------------------------------
----------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Compagnie Francaise de Participations et d'Assurances
----------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                            (a) / /
                                                                                                            (b) / /
----------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                --
----------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                                                                / /
----------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                France
----------------------------------------------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
    NUMBER OF
                            - 0 -
     SHARES
                 -----------------------------------------------------------------------------------------------------
                   8     SHARED VOTING POWER
   BENEFICIALLY
                            3,024,600
     OWNED BY
                  -----------------------------------------------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER
       EACH
                            - 0 -
    REPORTING
                 -----------------------------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
      PERSON
                            3,024,600
       WITH
----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,024,600
----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                / /

----------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.4 %
----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                CO
----------------------------------------------------------------------------------------------------------------------

-------------------------------------------------                       ----------------------------------------------
              CUSIP No. 85569R 104                        13D                        Page 9 of 31 Pages
-------------------------------------------------                       ----------------------------------------------
----------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Eurafrance
----------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                            (a) / /
                                                                                                            (b) / /
----------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                --
----------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                                                                / /
----------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                France
----------------------------------------------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
    NUMBER OF
                            - 0 -
     SHARES
                 -----------------------------------------------------------------------------------------------------
                   8     SHARED VOTING POWER
   BENEFICIALLY
                            3,024,600
     OWNED BY
                 -----------------------------------------------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER
       EACH
                            - 0 -
    REPORTING
                 -----------------------------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
      PERSON
                            3,024,600
       WITH
----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,024,600
----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                / /

----------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.4 %
----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                CO
----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Starwood Financial Inc. ("Starwood").

         The principal executive offices of Starwood are located at 1114 Avenue of the Americas, 27th Floor, New York, New York 10036.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  NAMES OF PERSONS FILING:

         This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

              (i) Lazard Freres Real Estate Fund II L.P. ("Onshore"), a Delaware limited partnership;

              (ii) Lazard Freres Real Estate Offshore Fund II L.P. ("Offshore I"), a Delaware limited partnership;

              (iii) LF Offshore Investment, L.P. ("Offshore II"), a Delaware limited partnership;

              (iv) Lazard Freres Real Estate Investors L.L.C. ("LFREI"), a New York limited liability company and the sole general partner of Onshore;

              (v) LF Real Estate Investors Company ("LFREIC"), a Cayman Islands exempted company and the sole general partner of Offshore I and Offshore II;

              (vi) Lazard Freres & Co. LLC ("LFC"), a New York limited liability company and the managing member of LFREI;

              (vii) Compagnie Francaise de Participations et d'Assurances ("Compagnie"), a French corporation and the sole owner of LFREIC; and

              (viii) Eurafrance, a French corporation and the sole owner of
                     Compagnie.

         The name, business address, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer, if any, of LFREI, LFREIC, Compagnie and Eurafrance are set forth in Schedules 1,2,4 and 5 hereto, respectively.

         The name, business address and present principal occupation or employment of each person that could be viewed as controlling LFC are set forth in Schedule 3 hereto.

         (b) ADDRESS OF THE REPORTING PERSONS:

         The address of the principal business and the principal office of Onshore, LFREI and LFC is 30 Rockefeller Center, New York, New York 10020.

         The address of the principal business and the principal office of Offshore I, Offshore II and LFREIC is care of Maples and Calder, Attorneys-at-Law, Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies.

         The address of the principal business and the principal office of Compagnie and Eurafrance is 12 Avenue Percier, 75008 Paris, France.

         (c) BUSINESSES OF THE REPORTING PERSONS:

             (i) Onshore: Investing, purchasing and selling interests in, or related to, real estate including secured high-yield debt;

             (ii) Offshore I: Investing, purchasing and selling interests in, or related to, real estate including secured high-yield debt;

             (iii) Offshore II: Investing, purchasing and selling interests in, or related to, real estate including secured high-yield debt;

             (iv) LFREI: Acting as the general partner of Onshore and other real estate investment partnerships;

             (v) LFREIC: Acting as the general partner of Offshore I and Offshore II;

             (vi)     LFC: Principally providing financial advisory services;

             (vii) Compagnie: A publicly-owned holding company with interests principally in three business sectors: banking, including LFC, insurance and investments;

             (viii) Eurafrance: A holding company wholly owned by Compagnie whose assets consist mainly of U.S. investment funds.

         (d) CRIMINAL PROCEEDING:

         During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules 1-5 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) CIVIL PROCEEDING:

         During the last five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules 1-5 hereto, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

         (f) CITIZENSHIP:

         See (a) above and Schedules 1-5 hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Onshore and Offshore I used $5,471,790 and $5,562,270 of capital contributions from their respective partners to acquire their Warrants.

ITEM 4.  PURPOSES OF TRANSACTION.

         The acquisition of the Warrants by the Reporting Persons was for investment purposes. The Reporting Persons from time to time may dispose of all or a portion of the Warrants described in this Statement, subject to any applicable contractual restrictions.

         On December 15, 1998, Starwood Financial Trust, a Maryland trust and the predecessor of Starwood Financial Inc., a Maryland corporation ("Starwood"), as previously reported by Starwood on a Current Report on Form 8-K, filed on December 23, 1998, consummated the sale of 4,400,000 Series A Preferred Shares of beneficial interest (the "Preferred Shares") and Warrants ("Warrants") to purchase 6,000,000 Class A Shares of beneficial interest (the Preferred Shares and the Warrants, the "SFI Securities") pursuant to a Securities Purchase Agreement, dated as of December 15, 1998 (the "Securities Purchase Agreement"), by and among Onshore, Offshore I and LF Mortgage REIT, a Maryland real estate investment trust affiliated with Onshore, Offshore I and Offshore II, for an aggregate purchase price of $220 million of which $11,034,060 in the aggregate was attributable to the Warrants.

         The Preferred Shares, which are held by LF Mortgage REIT, have a liquidation value of $50 per share, carry a dividend yield of 9.50% per annum, payable quarterly in arrears, and are callable without premium at Starwood's option on or after December 15, 2003. On each of December 15, 2005, 2006 and 2007, the dividend rate on the Preferred Shares will increase by 0.25% per annum. The Preferred Shares are not convertible.

         The Warrants, which are not attached to the Preferred Shares, are exercisable on or after December 15, 1999 at a price of $35 per share, subject to anti-dilution adjustments, and expire on December 15, 2005.

         Effective March 30, 1999, Offshore I transferred Warrants to acquire 1,143,088 Class A Shares to LF Offshore Investment, L.P., a Delaware limited partnership ("Offshore II"), in connection with a partial distribution of the assets of Offshore I and the formation and capitalization of Offshore II.

         As publicly reported by Starwood, on November 3, 1999, Starwood Financial Trust was merged with and into Starwood Financial Inc., a Maryland corporation. In connection with that merger, the Series A Preferred Shares of beneficial interest by operation of law became shares of Series A Preferred Stock and the Warrants became Warrants to acquire shares of Common Stock. All further references herein to "Preferred Shares" means shares of Series A Preferred Stock.

         Pursuant to the Investor Rights Agreement, dated as of December 15, 1998, among Starwood, Starwood Mezzanine Investors, L.P., SOFI-IV SMT Holdings, L.L.C., B Holdings, L.L.C. (collectively, the "Starwood Affiliates"), and Onshore, Offshore I, and LF Mortgage REIT (and, by joinder agreement, Offshore II) (the "Investor Agreement"), Starwood has covenanted to use its best efforts to cause one representative designated by the members of the Investor Group (as defined in the Investor Agreement and includes Onshore, Offshore I and Offshore II) who is reasonably acceptable to Starwood to be elected to the Board of Directors of Starwood, to the Audit Committee thereof and, as long as such representative qualifies as Non-Employee Director under Rule 16b-3 of the Exchange Act, to the Compensation Committee thereof. On November 30, 1999, LFREI, on behalf of the Investor Group, requested that Starwood use its best efforts to cause Michael G. Medzigian to be so nominated. Mr. Medzigian is the President and Chief Executive Officer of LFREI and is a Managing Director of LFC.

         Except as set forth in the previous paragraph, the Reporting Persons do not have any plan or proposal that relates to or would result in:

         (a) the acquisition by any person of additional securities of Starwood, or the disposition of securities of Starwood;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Starwood or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of Starwood or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of Starwood;

         (e) any material change in the present capitalization or dividend policy of Starwood;

         (f) any other material change in Starwood's business or corporate structure;

         (g) changes in Starwood's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Starwood by any person;

         (h) causing a class of securities of Starwood to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of Starwood becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)  any action similar to any of those enumerated in (a)-(i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As at the date hereof, the Reporting Persons beneficially own in the aggregate, 6,000,000 shares of Common Stock (6.5% of Starwood's outstanding shares of Common Stock) that may be acquired upon the exercise of Warrants. Of such shares:

              (i) Onshore beneficially owns 2,975,400 shares that may be acquired upon exercise of Warrants (3.3% of Starwood's outstanding shares of Common Stock);

              (ii) Offshore I beneficially owns 1,881,512 shares that may be acquired upon exercise of Warrants (2.1% of Starwood's outstanding shares of Common Stock);

              (iii) Offshore II beneficially owns 1,143,088 shares that may be acquired upon exercise of Warrants (1.3% of Starwood's outstanding shares of Common Stock);

              (iv) LFREI beneficially owns 2,975,400 shares that may be acquired upon exercise of Warrants held by Onshore (3.3% of Starwood's outstanding shares of Common Stock);

              (v) LFREIC beneficially owns 3,024,600 shares that may be acquired upon exercise of Warrants held by Offshore I and Offshore II (3.4% of Starwood's outstanding shares of Common Stock);

              (vi) LFC beneficially owns 2,975,400 shares that may be acquired upon exercise of the Warrants held by Onshore (3.3% of Starwood's outstanding shares of Common Stock);

              (vii) Compagnie beneficially owns 3,024,600 shares that may be acquired upon exercise of Warrants held by Offshore I and Offshore II (3.4% of Starwood's outstanding shares of Common Stock); and

              (viii) Eurafrance beneficially owns 3,024,600 shares that may be acquired upon exercise of Warrants held by Offshore I and Offshore II (3.4% of Starwood's outstanding shares of Common Stock).

              None of the persons listed on Schedules 1-5 hereto is a beneficial owner of any shares of Common Stock.

              The forgoing percentages are based upon 86,921,191 shares of Common Stock issued and outstanding as of December 7, 1999, based on information provided by Starwood.

              LFREI, as the sole general partner of Onshore, may be deemed to beneficially own the Warrants and the shares of Common Stock that Onshore may acquire upon exercise of its Warrants. LFREI is also the investment adviser to Offshore

              I and Offshore II but has no right to bind them or otherwise direct their actions. LFREI disclaims beneficial ownership of the Warrants and all shares of Common Stock that Offshore I or Offshore II may acquire upon exercise of their respective Warrants.

              LFREIC, as the sole general partner of Offshore I and Offshore II, may be deemed to beneficially own the Warrants and the shares of Common Stock that Offshore I and Offshore II may acquire upon exercise of their respective Warrants.

              LFC, as the managing member of LFREI, may be deemed to beneficially own the Warrants and the shares of Common Stock that Onshore may acquire upon exercise of its Warrants. LFC disclaims beneficial ownership of the Warrants and such shares of Common Stock.

              LFREIC is wholly-owned by Compagnie, which is wholly-owned by Eurafrance. Each of Compagnie and Eurafrance disclaims beneficial ownership of the Warrants and the shares of Common Stock that Offshore I and Offshore II may acquire upon exercise of their respective Warrants.

         (b) None of the Reporting Persons, nor any of the persons listed on Schedules 1-5 hereto, has the sole power to vote or to direct the vote of or to dispose or direct the disposition of any shares of Common Stock. The following Reporting Persons have the shared power to vote or to direct the vote of or to dispose or direct the disposition of the following numbers of shares of Common Stock issuable upon exercise of the Warrants:

              (i)      Onshore: 2,975,400

              (ii)     Offshore I: 1,881,512

              (iii)    Offshore II: 1,143,088

              (iv)     LFREI: 2,975,400

              (v)      LFREIC: 3,024,600

              (vi)     LFC: 2,975,400

              (vii)    Compagnie: 3,024,600

              (viii)   Eurafrance: 3,024,600

         (c) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules 1-5 hereto, has effected any transactions in the securities of Starwood during the past 60 days.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as otherwise noted below, the following provisions are contained in the Investor Agreement and all capitalized terms are defined therein.

        So long as the Lazard Holders, which includes Onshore, Offshore I and Offshore II, own, in the aggregate at least 25% of the Preferred Shares, subject to certain exceptions and limitations, Starwood will obtain their consent before issuing any Debt or any shares that are pari passu or that have a preference or priority over the Preferred Shares as to the right to receive either dividends or amounts distributable upon liquidation or any securities convertible or exchangeable therefor, if after giving effect to any such issuance Starwood's outstanding Debt to Equity ratio would exceed 8:1.

        Starwood will not repurchase and redeem any Preferred Shares if such repurchase and redemption would cause or result in the Lazard Holders owning, in the aggregate, less than 25% of the Preferred Shares unless all Preferred Shares are purchased simultaneously.

        Starwood has agreed to use its best efforts to cause a registration statement covering Registrable Common Securities (includes the Warrants and the shares of Common Stock issuable upon exercise of the Warrants) to be declared effective by the Securities and Exchange Commission for an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 by December 14, 1999. In addition, Starwood has also agreed that on any one occasion not earlier than seven years after the date of the Investor Agreement, to use its best efforts to effect a shelf registration with respect to resales of all but not less than all of the Registrable Preferred Shares (includes the Preferred Shares). Furthermore, at any time after the second anniversary of the Investor Agreement, the members of the Investor Group will have certain "piggyback" registration rights with respect to primary offerings by Starwood (excluding offerings of debt securities and convertible debt securities), which rights terminate when the Lazard Holders no longer own, in the aggregate, at least 50% of the Preferred Shares.

        Subject to certain limitations, Starwood has covenanted to use its best efforts to cause one representative designated by the members of the Investor Group, which includes Onshore, Offshore I and Offshore II, who is reasonably acceptable to Starwood to be elected to the Board of Directors of Starwood, to the Audit Committee thereof and, as long as such representative qualifies as Non-Employee Director under Rule 16b-3 of the Exchange Act, to the Compensation Committee thereof. Starwood also has covenanted to, and to cause its Affiliates, including the Starwood Affiliates, that own Common Stock or any other voting securities of Starwood to vote all such securities beneficially owned by it or them for the election of such representative. The right to designate a member of the Board of Directors of Starwood shall continue until such time as any member of the Investor Group or any Lazard Affiliate is a Competitor. Furthermore, this right shall terminate on the date that the members of the Investor Group no longer own in the aggregate at least 50% of the Preferred Shares issued pursuant to the Securities Purchase Agreement. On November 30, 1999, LFREI, on behalf of the Investor Group, requested that Starwood use its best efforts to cause Michael
        G. Medzigian to be so nominated.

        Mr. Medzigian is the President and Chief Executive Officer of LFREI and is a Managing Director of LFC.

        The Investor Agreement contains several restrictions on the ability of Onshore, Offshore I and Offshore II to Transfer the SFI Securities. None of the SFI Securities may be Transferred prior to December 15, 1999 except to other Lazard Holders. No Lazard Holder may Transfer any SFI Securities to a Competitor, and each Lazard Holder must give prior notice of any proposed Transfer, except Transfers to other Lazard Holders. The foregoing restrictions terminate with respect to the shares of Common Stock issuable upon exercise of the Warrants on the date that the Lazard Holders own less than an aggregate of 200,000 shares (as adjusted for stock splits, recapitalizations and similar transactions).

        In addition, at any time that any Lazard Holder shall desire to Transfer in a single transaction or series of related transactions over a consecutive 30 day period any Warrants or shares of Common Stock (assuming exercise of the Warrants) constituting 20% or more of the shares issuable upon exercise of the Warrants, Starwood has a right of first refusal to purchase such Warrants or shares.

        The foregoing transfer restrictions and notification requirement do not apply to (i) any arrangement involving a secured or structured financing, including any pledge or other security interest, (ii) any foreclosure or other exercise of remedies or negotiated arrangements or transfer in connection with any structured or other financing arrangement, (iii) any transfer, distribution or resale by parties that acquired securities in connection with the arrangements and transactions referred to in clauses (i) and (ii), (iv) any sale to an underwriter in connection with a firm commitment underwitten public offering, (v) any distribution by a member of the Investor Group to an Existing Holder, which includes Onshore, Offshore I and Offshore II, and (vi) any Transfer to a member of the Investor Group.

        In addition, if after December 15, 1999, certain of the Starwood Affiliates propose, in a single transaction or series of related transactions within a 30 day period that is a private placement to Transfer (other than transfers to Affiliates who agree in writing to be bound by the terms of the Investor Agreement) Common Stock for which it or they receive aggregate cash consideration in excess of $25 million, the members of the Investor Group shall be afforded the opportunity to include their Common Stock in such Transfer on a pro rata basis. This right terminates on the seventh anniversary of the date of the Investor Agreement.

        The foregoing discussion of the Investor Agreement is qualified in its entirety to the full text of such agreement, a copy of which is attached as Exhibit C hereto and incorporated by reference herein.

        In connection with the acquisition of the Warrants, Onshore and Offshore I paid an investment banking fee to Merrill Lynch & Co. of approximately $110,000.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        A Joint Filing Agreement dated December 9, 1999 among the Reporting Persons.

        B    Evidence of representative's authority to sign on behalf of LFREIC.

        C Investor Rights Agreement, dated as of December 15, 1998 among Starwood, Starwood Mezzanine Investors, L.P., SOFI-IV SMT Holdings, L.L.C., B Holdings, L.L.C., and Onshore, Offshore I, and LF Mortgage REIT; incorporated by reference from Exhibit 4.1 to Starwood's Current Report on Form 8-K filed on December 23, 1998.

        D Securities Purchase Agreement, dated as of December 15, 1998, by and between Starwood, Onshore, Offshore I and LF Mortgage REIT; incorporated by reference from Exhibit 10.1 to Starwood's Current Report on Form 8-K filed on December 23, 1998.

        E    Form of Warrant Certificate; incorporated by reference from
             Exhibit 4.2 to Starwoods's Current Report on Form 8-K filed on December 23, 1998.

                                    SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:    December 9, 1999

                         LAZARD FRERES REAL ESTATE FUND II L.P.

                         By: Lazard Freres Real Estate Investors L.L.C., General Partner

                               By:  /s/ John A. Moore
                                    --------------------
                                    Name: John A. Moore
                                    Title: Principal and Chief Financial Officer

                         LAZARD FRERES REAL ESTATE OFFSHORE FUND II L.P.

                         By:   LF Real Estate Investors Company, General Partner

                               By:  /s/ Douglas N. Wells
                                    ---------------------
                                    Name: Douglas N. Wells
                                    Title: Authorized Signatory*

                         LF OFFSHORE INVESTMENT, L.P.

                         By:   LF Real Estate Investors Company, General Partner

                               By:  /s/ Douglas N. Wells
                                    ---------------------
                                    Name: Douglas N. Wells
                                    Title: Authorized Signatory*

                         LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                         By:  /s/ John A. Moore
                              ------------------
                              Name: John A. Moore
                              Title: Principal and Chief Financial Officer

                         LF REAL ESTATE INVESTORS COMPANY

                         By:  /s/ Douglas N. Wells
                              ---------------------
                              Name: Douglas N. Wells
                              Title: Authorized Signatory*

                         LAZARD FRERES & CO. LLC

                         By:  /s/ Scott D. Hoffman
                              ---------------------
                              Name: Scott D. Hoffman
                              Title: Managing Director

                         COMPAGNIE FRANCAISE DE PARTICIPATIONS ET D'ASSURANCES

                         By:  /s/ Bruno Keller
                              -----------------
                              Name: Bruno Keller
                              Title: President and Director General

                         EURAFRANCE

                         By:  /s/ Bruno Keller
                              -----------------
                              Name: Bruno Keller
                              Title: Secretaire General


* See attached Exhibit B for authorization

                                   SCHEDULE 1

                    LAZARD FRERES REAL ESTATE INVESTORS L.L.C

     Set forth below are the names and positions of each executive officer of Lazard Freres Real Estate Investors L.L.C. The business address of each such person is 30 Rockefeller Plaza, New York, NY 10020, and each person is a citizen of the United States.

Name                               Position With LFREI; Principal Occupation
----                               -----------------------------------------
Robert C. Larson                   Chairman of LFREI; Managing Director of LFC

Michael G. Medzigian               President and Chief Executive Officer of LFREI; Managing Director
                                       of LFC

Mark S. Ticotin                    Chief Operating Officer

John A. Moore                      Principal and Chief Financial Officer

Douglas T. Healy                   Principal

Marjorie L. Reifenberg             Principal, General Counsel and Secretary

Henry C. Herms                     Controller

                                   SCHEDULE 2

                        LF REAL ESTATE INVESTORS COMPANY

         Set forth below are the directors of LF Real Estate Investors Company. LF Real Estate Investors Company has no officers.


                                   Principal Occupation
Name                               and Business Address                  Citizenship
----                               --------------------                  ------------
Jean-Jacques Laborde               Managing Director                     France
                                   Lazard Freres & Cie
                                      121 Blvd. Haussman
                                      75382 Paris Cedex 08
                                      France

Lothar Deppe                       Managing Director                     Germany
                                   Lazard & Co., GMBH
                                      Ulmenstrasse 37-39
                                      Frankfurt A.M.
                                      6035 Germany

Jan H.W.R. van der Vlist           Director of Real Estate               The Netherlands
                                   Pensioenfonds PGGM
                                       Kroostweg Nord 149
                                       3704 DV Zeist
                                       The Netherlands

                                   SCHEDULE 3

                             LAZARD FRERES & CO. LLC

         Set forth below are the names and positions of each person that could be viewed as controlling Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation of each person that could be viewed as controlling Lazard Freres & Co. LLC is general member of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States. Lazard Groupement d'Interet Economique, a partnership organized under French law whose principal business is investments (including its investment in Lazard Freres & Co. LLC), and Lazard Partners L.P., a Delaware limited partnership whose principal business is serving as a holding company, also serve as general members of Lazard Freres & Co. LLC.

                                   Principal Occupation
                                   and Business Address
Name                               (if other than as indicated above)           Citizenship
----                               ----------------------------------           -----------
Michel A. David-Weill                                                           France

John C. Adams                      Lazard Freres & Co. LLC
                                      200 West Madison, Suite 2200
                                      Chicago, IL 60606

Eileen D. Alexanderson

William R. Araskog

Robert A. Baer, Jr.

F. Harlan Batrus

Gerardo Braggiotti                 Lazard Freres & Cie                          Italy
                                      121 Blvd. Haussmann
                                      75382 Paris Cedex 08 France

Patrick J. Callahan, Jr.           Lazard Freres & Co. LLC
                                      200 West Madison, Suite 2200
                                      Chicago, IL 60606

John V. Doyle

Thomas F. Dunn

Norman Eig

Richard P. Emerson

Peter R. Ezersky

Eli H. Fink

Jonathan F. Foster

Albert H. Garner

James S. Gold

                                   Principal Occupation
                                   and Business Address
Name                               (if other than as indicated above)           Citizenship
----                               ----------------------------------           -----------
Steven J. Golub

Robert L. Goodman

Herbert W. Gullquist

Thomas R. Haack

Paul J. Haigney

Ira O. Handler

Yasushi Hatakeyama                                                              Japan

Melvin L. Heineman

Scott D. Hoffman

Robert E. Hougie                                                                United Kingdom

Kenneth M. Jacobs

James L. Kempner

Lee O. Kraus, Jr.

Sandra A. Lamb

Robert C. Larson

William R. Loomis, Jr.

J. Robert Lovejoy

Matthew J. Lustig

Thomas E. Lynch

Mark T. McMaster

Michael G. Medzigian

Richard W. Moore, Jr.

Robert P. Morgenthau

Steven J. Niemczyk

James A. Paduano

Louis Perlmutter

Russell E. Planitzer

Steven L. Rattner

John R. Reinsberg

L. Gregory Rice

                                   Principal Occupation
                                   and Business Address
Name                               (if other than as indicated above)           Cschitizenship
----                               ----------------------------------           -----------
Barry W. Ridings

Luis E. Rinaldini                                                               United Kingdom

Bruno M. Roger                     Lazard Capital Markets                       France
                                     121 Boulevard Haussmann
                                     75382 Paris Cedex 08 France

Michael S. Rome

Stephen H. Sands

Frank A. Savage

Gary S. Shedlin

David A. Tanner

David L. Tashjian

J. Mikesell Thomas                 Lazard Freres & Co. LLC
                                     200 West Madison, Suite 2200
                                     Chicago, IL 60606

Michael P. Triguboff               Lazard Asset Management                      Australia
                                     Pacific Co. Level 39
                                     Gateway 1 Macquarie Place
                                     Sydney NSW 2000 Australia

Donald A. Wagner

Ali E. Wambold

Michael A. Weinstock

Antonio F. Weiss

Alexander E. Zagoreos

                                   SCHEDULE 4

              COMPAGNIE FRANCAISE DE PARTICIPATIONS ET D'ASSURANCES

         Set forth below are the directors and executive officers of Compagnie Francaise de Participations et d'Assurances. Each such person is a citizen of France and except as otherwise indicated, the business address of each person is Gaz-et-Eaux, 3 Rue Jacques Bingen, 75017 Paris, France.


                                Position with Compagnie; Principal Occupation
                                and Business Address
Name                            (if other than as indicated above)
----                            ----------------------------------------------
Bruno Keller                    Chief Executive Officer; Deputy Managing Director of
                                    Gaz-et-Eaux and General Secretary of Eurafrance

Jean-Jacques Laborde            Director; Managing Director of Lazard Freres & Cie
                                    121 Blvd. Haussmann, 75382 Paris Cedex 08, France

Stephane Droulers               Director; Managing Director of Lazard Freres & Cie
                                    121 Blvd. Haussmann, 75382 Paris Cedex 08, France

Ludwig Mangin                   Director; General Secretary of Gaz-et-Eaux

                                   SCHEDULE 5

                                   EURAFRANCE

         Set forth below are the directors and executive officers of Eurafrance. Except as otherwise indicated, the business address of each such person is 121 Blvd. Haussmann, 75382 Paris Cedex 08, France, and each person is a citizen of France.

                            Position with Eurafrance; Principal Occupation
                            and Business Address
Name                        (if other than as indicated above)                                 Citizenship
----                        ----------------------------------------------                     -----------
Michel David-Weill          Chairman and Chief Executive Officer;                              USA
                               Managing Director of Lazard Freres & Co
                               30 Rockefeller Plaza
                               New York, NY 10020, USA

Bruno Roger                 Vice Chairman and Managing Director;
                               Managing Director of  Lazard Freres & Cie

Antoine Bernheim            Vice Chairman and Managing Director;
                               Managing Director of Lazard Freres & Cie

Giovanni Agnelli            Director; Chairman of the Board of I.F.I. Spa                      Italy
                               Corso G. Matteoti, 26,
                               10121 Turin, Italy

Christian Blanc             Director; 7 Rue d'Aboukir,
                               75002 Paris, France

Yves Boel                   Director; Chairman of the Board of Sofina S.A.                     Belgium
                               Rue de Naples, 38,
                               1050 Bruxelles, Belgium

Gerardo Braggiotti          Director; Managing Director of Lazard Freres & Cie                 Italy

Jean Gandois                Director; Vice Chairman of the Supervisory Board
                               of Suez Lyonnaise des Eaux
                               72 rue du Faubourg St, Honore,
                               75008 Paris, France

Jean Guyot                  Director; Limited Partner of Lazard Freres & Cie

Jean-Claude Haas            Director; Managing Director of Lazard Freres & Cie

Georges Ralli               Director; Managing Director of Lazard Freres & Cie

Steven Rattner              Director; Managing Director of Lazard Freres & Co.                 USA
                               30 Rockefeller Plaza
                               New York, NY 10020, USA

                            Position with Eurafrance; Principal Occupation
                            and Business Address
Name                        (if other than as indicated above)                                 Citizenship
----                        ----------------------------------------------                     -----------
Antoine Riboud              Director; Honorary Chairman of Groupe Danone
                               7 Rue de Teheran
                               75008 Paris, France

David Verey                 Director; Chairman of Lazard Brothers                              United Kingdom
                               21, Moorfields,
                               EC2P 2HT London, UK

Bruno Keller                General Secretary; Deputy Managing Director of Gaz-et-Eaux
                               3 Rue Jacques Bingen
                               75017 Paris, France